UNITED STATES
SECURITIES AND EXCHANGE  COMMISSION
Washington, D.C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Revlon, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
761525609
(CUSIP Number)
Eric S. Wagner
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 880--9845
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 31, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ]
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
Page 1 of 13 Pages

1		NAMES OF REPORTING PERSONS Mittleman Brothers, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 2,497,002*
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,497,002*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,491,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14		TYPE OF REPORTING PERSON HC
* The amounts set forth in rows 8 and 10 include 3,000 shares owned by David J. Mittleman and 2,850 shares owned by Philip C. Mittleman in respect of which the Reporting Person disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.  The amounts set forth in rows 8, 10 and 11 also include 1,000 shares beneficially owned by the Reporting Person in accounts managed by Mittleman Investment Management, LLC.
** The amount set forth in row 11 excludes 3,000 shares owned by David J. Mittleman and 2,850 shares owned by Philip C. Mittleman in respect of which the Reporting Person disclaims beneficial ownership.

1		NAMES OF REPORTING PERSONS Master Control LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 2,497,002*
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,497,002*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,491,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14		TYPE OF REPORTING PERSON HC
* The amounts set forth in rows 8 and 10 include 3,000 shares owned by David J. Mittleman and 2,850 shares owned by Philip C. Mittleman in respect of which the Reporting Person disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.
** The amount set forth in row 11 excludes 3,000 shares owned by David J. Mittleman and 2,850 shares owned by Philip C. Mittleman in respect of which the Reporting Person disclaims beneficial ownership.

1		NAMES OF REPORTING PERSONS Mittleman Investment Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 2,497,002*
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,497,002*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,491,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14		TYPE OF REPORTING PERSON HC
* The amounts set forth in rows 8 and 10 include 3,000 shares owned by David J. Mittleman and 2,850 shares owned by Philip C. Mittleman in respect of which the Reporting Person disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.
** The amount set forth in row 11 excludes 3,000 shares owned by David J. Mittleman and 2,850 shares owned by Philip C. Mittleman in respect of which the Reporting Person disclaims beneficial ownership.

1		NAMES OF REPORTING PERSONS Christopher P. Mittleman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 0
NUMBER OF	8	SHARED VOTING POWER 2,497,002*
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 0
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,497,002*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,491,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14		TYPE OF REPORTING PERSON IN
* The amounts set forth in rows 8 and 10 include 3,000 shares owned by David J. Mittleman and 2,850 shares owned by Philip C. Mittleman in respect of which the Reporting Person disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.  The amounts set forth in rows 8, 10 and 11 also include 1,800 shares beneficially owned by the Reporting Person in accounts managed by Mittleman Investment Management, LLC.
** The amount set forth in row 11 excludes 3,000 shares owned by David J. Mittleman and 2,850 shares owned by Philip C. Mittleman for which the Reporting Person disclaims beneficial ownership.

1		NAMES OF REPORTING PERSONS David J. Mittleman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 3,000
NUMBER OF	8	SHARED VOTING POWER 2,497,002*
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 3,000
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,497,002*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,494,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14		TYPE OF REPORTING PERSON IN

* The amounts set forth in rows 8 and 10 include 2,850 shares owned by Philip C. Mittleman in respect of which the Reporting Person disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power. The amounts set forth in rows 8, 10 and 11 also include 1,200 shares beneficially owned by the Reporting Person in accounts managed by Mittleman Investment Management, LLC.

** The amount set forth in row 11 excludes 2,850 shares owned by Philip C. Mittleman.

1		NAMES OF REPORTING PERSONS Philip C. Mittleman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
	7	SOLE VOTING POWER 2,850
NUMBER OF	8	SHARED VOTING POWER 2,497,002*
SHARES
BENEFICIALLY
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 2,850
REPORTING
PERSON WITH
	10	SHARED DISPOSITIVE POWER 2,497,002*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,494,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) **	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14		TYPE OF REPORTING PERSON IN
* The amounts set forth in rows 8 and 10 include 3,000 shares owned by David J. Mittleman in respect of which the Reporting Person disclaims beneficial ownership, but in respect of which the Reporting Person may otherwise be deemed to share voting power and dispositive power.
** The amount set forth in row 11 excludes 3,000 shares owned by David J. Mittleman for which the Reporting Person disclaims beneficial ownership.

This Amendment No. 2 reflects the shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”) of Revlon, Inc. (the “Issuer”) reported herein by each of (i) Mittleman Brothers, LLC, a New York limited liability company (“Mittleman Brothers”); (ii) Master Control LLC, a Delaware limited liability company (“Master”); (iii) Mittleman Investment Management, LLC, a New York limited liability company and an SEC registered investment advisory firm (“MIM”); (iv) Christopher P. Mittleman; (v) David J. Mittleman; and (vi) Philip C. Mittleman (each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”) as of May 31, 2019, and amends and supplements the Schedule 13D filed originally by the Reporting Persons on August 21, 2017, as previously amended (the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.
Item 3.	Source and Amount of Funds or Other Consideration.
To acquire the Common Stock, the Reporting Persons used aggregate funds of $58,668,392.  Such funds were from investment advisory accounts managed by MIM; provided that shares of Common Stock held directly by David J. Mittleman and Philip C. Mittleman in their personal accounts were acquired using such individual’s personal funds.
Item 5.	Interest in Securities of the Issuer.
(a) The aggregate percentage of shares of Common Stock reported owned by each Reporting Person is based upon 53,032,087 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019.  The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in rows 11 and 13 on the cover pages hereto.
Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act.  Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
(b) Number of shares as to which each Reporting Person has:
(i) sole power to vote or to direct the vote:
See row 7 on the cover pages hereto.
(ii) shared power to vote or to direct the vote:
See row 8 on the cover pages hereto.
(iii) sole power to dispose or to direct the disposition of:
See row 9 on the cover pages hereto.
(iv) shared power to dispose or to direct the disposition of:
See row 10 on the cover pages hereto.
(c) Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the 60 days prior to the date of this filing.

(d) Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.  No such person is known to have such right or power with respect to more than five percent of the shares of Common Stock.
(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on May 2, 2019.

SIGNATURE
After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information with respect to it set forth in this statement is true, complete and correct.
Dated:  June 6, 2019
MITTLEMAN BROTHERS, LLC

By:	/s/ Christopher P. Mittleman
Name:	Christopher P. Mittleman
Title:	Managing Member

MASTER CONTROL LLC

By:	/s/ Philip C. Mittleman
Name:	Philip C. Mittleman
Title:	Managing Partner

MITTLEMAN INVESTMENT MANAGEMENT, LLC

By:	/s/ Stephen G. Bondi
Name:	Stephen G. Bondi
Title:	Chief Compliance Officer & Chief Financial Officer

CHRISTOPHER P. MITTLEMAN

By:	/s/ Christopher P. Mittleman
Name:	Christopher P. Mittleman
Title:	Managing Partner and Chief Investment Officer

/s/ Christopher P. Mittleman
Christopher P. Mittleman

/s/ David J. Mittleman
David J. Mittleman

/s/ Philip C. Mittleman
Philip C. Mittleman

SCHEDULE B
Transactions of the Reporting Persons Effected During the Past 60 Days
The following lists transactions effected by the Reporting Persons during the sixty (60) days prior to the date of this filing.  Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.
Transaction Date	Reporting Person	Amount of Shares Acquired	Weighted Average Price(1)	Low Price(1)	High Price(1)
4/16/2019	Mittleman Investment Management, LLC	390	$20.94	$20.91	$20.96
4/22/2019	Mittleman Investment Management, LLC	1,000	$19.34	$19.34	$19.34
4/23/2019	Mittleman Investment Management, LLC	290	$19.27	$19.27	$19.27
4/25/2019	Mittleman Investment Management, LLC	2,000	$19.66	$19.66	$19.66

Transaction Date	Reporting Person	Amount of Shares Sold	Weighted Average Price(1)	Low Price(1)	High Price(1)
4/9/2019	Mittleman Investment Management, LLC	200	$21.35	$21.30	$21.40
4/17/2019	Mittleman Investment Management, LLC	5,700	$20.65	$20.60	$20.66
4/25/2019	Mittleman Investment Management, LLC	1,200	$19.79	$19.79	$19.79
4/29/2019	Mittleman Investment Management, LLC	50	$21.30	$21.30	$21.30
5/2/2019	Mittleman Investment Management, LLC	4,000	$21.76	$21.76	$21.76
5/6/2019	Mittleman Investment Management, LLC	385	$22.96	$22.91	$23.04
5/8/2019	Mittleman Investment Management, LLC	500	$22.50	$22.50	$22.51
5/9/2019	Mittleman Investment Management, LLC	1,050	$23.39	$23.32	$23.42
5/10/2019	Mittleman Investment Management, LLC	2,150	$24.09	$23.62	$24.21
5/13/2019	Mittleman Investment Management, LLC	1,000	$23.11	$23.11	$23.11
5/14/2019	Mittleman Investment Management, LLC	250	$22.04	$22.02	$22.07
5/15/2019	Mittleman Investment Management, LLC	27,500	$22.11	$22.08	$22.17
5/16/2019	Mittleman Investment Management, LLC	500	$22.28	$22.28	$22.28
5/17/2019	Mittleman Investment Management, LLC	20,000	$22.00	$22.00	$22.00
5/28/2019	Mittleman Investment Management, LLC	9,500	$22.24	$22.24	$22.24
5/29/2019	Mittleman Investment Management, LLC	1,701	$21.01	$21.01	$21.01
5/30/2019	Mittleman Investment Management, LLC	68,000	$21.39	$21.26	$21.60
5/31/2019	Mittleman Investment Management, LLC	12,607	$21.19	$21.19	$21.19
6/3/2019	Mittleman Investment Management, LLC	1,000	$21.38	$21.38	$21.38
6/4/2019	Mittleman Investment Management, LLC	170	$23.05	$23.05	$23.05
6/5/2019	Mittleman Investment Management, LLC	615	$22.76	$23.11	$22.07

(1) Prices include commissions. The Reporting Person undertakes to provide upon request of the SEC staff full information regarding the number of shares acquired or sold at each separate price.